UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, May 11, 2010 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 1Q10 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 1Q09, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 1Q10 NET INCOME OF R$ 390 MILLION

Indicators (R$ Million)	1Q10	1Q09	Var.
Sales within the Concession Area - GWh	12,462	11,790	5.7%
Captive Market	9,841	9,333	5.5%
TUSD	2,620	2,457	6.6%
Sales in the Free Market - GWh	2,391	2,329	2.7%
Gross Operating Revenue	4,109	3,588	14.5%
Net Operating Revenue	2,785	2,386	16.7%
EBITDA	809	659	22.8%
Net Income	390	283	38.0%
Net Income per Share - R$	0.81	0.59	38.0%
Investments	298	273	9.2%
Note: EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions.

1Q10 HIGHLIGHTS

• Increases of 5.7% in energy sales within the concession area, of 5.5% in sales to the captive market and of 6.6% in the volume of TUSD;
• EBITDA of R$ 809 million in 1Q10, an increase of 22.8%;
• CPFL Paulista’s Annual Tariff Adjustment of 2.70%, effective as of April 8, 2010;
• Approval of the incorporation process of the shares issued by the Controlled Companies CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz, into the equity of CPFL Energia, resulting on a 0.2% increase in the free float;
• Constitution of Controlled Companies CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra and signature of a partnership agreement with Grupo Pedra Agroindustrial, for the development of three projects of energy generation from biomass, adding 145 MW to the installed capacity of CPFL Group, and representing investments of R$ 366 million;
• R$ 1.2 billion funding by the Controlled Companies CPFL Paulista, CPFL Piratininga and CPFL Geração, for working capital and debt rollover, at 107% of CDI interbank rate.

Conference Call with Simultaneous Translation into English (Bilingual Q&A)	Investor Relations
Department
• Wednesday, May 12, 2010 – 11:00 am (Brasília), 10:00 am (EST)
55-19-3756-6083
( Portuguese: 55-11-4688-6361 (Brazil)	ri@cpfl.com.br
( English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)	www.cpfl.com.br/ir

• Webcast: www.cpfl.com.br/ir

1Q10 Results | May 11, 2010

INDEX

1) ENERGY SALES	3
1.1) Sales within the Distributors’ Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Class – Concession Area	4
1.1.3) TUSD by Distributor	4
1.2) Sales to the Free Market	4

2) ECONOMIC-FINANCIAL PERFORMANCE	5
2.1) Operating Revenue	5
2.2) Cost of Electric Energy	5
2.3) Operating Costs and Expenses	6
2.4) EBITDA	7
2.5) Financial Result	7
2.6) Net Income	8

3) DEBT	8
3.1) Financial Debt (Including Hedge)	8
3.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	10
3.3) Adjusted Net Debt	11

4) INVESTMENTS	11

5) CASH FLOW	12

6) DIVIDENDS	13

7) STOCK MARKET	14
7.1) Share Performance	14
7.2) Average Daily Volume	14
7.3) Ratings	15

8) CORPORATE GOVERNANCE	15

9) SHAREHOLDERS STRUCTURE	16
9.1) Migration of Minoritary Shareholders from controlled companies to CPFL Energia	16

10) PERFORMANCE OF THE BUSINESS SEGMENTS	17
10.1) Distribution Segment	17
10.1.1) Economic-Financial Performance	17
10.1.2) Tariff Adjustment	20
10.2) Commercialization and Services Segment	21
10.3) Generation Segment	22
10.3.1) Economic-Financial Performance	22
10.3.2) Status of Generation Projects	23

11) ATTACHMENTS	25
11.1) Statement of Assets – CPFL Energia	25
11.2) Statement of Liabilities – CPFL Energia	26
11.3) Income Statement – CPFL Energia	27
11.4) Income Statement – Consolidated Generation Segment	28
11.5) Income Statement – Consolidated Distribution Segment	29
11.6) Economic-Financial Performance – Distributors	30
11.7) Sales to the Captive Market by Distributor (in GWh)	32

1Q10 Results | May 11, 2010

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 1Q10, sales within the concession area, achieved by the distribution segment, totaled 12,462 GWh, an increase of 5.7%.

Sales within the Concession Area - GWh
	1Q10	1Q09	Var.
Captive Market	9,841	9,333	5.5%
TUSD	2,620	2,457	6.6%
Total	12,462	11,790	5.7%

Sales to the captive market increased 5.5% to 9,841 GWh.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), rose by 6.6% to 2,620 GWh, due to the recovery of the industrial activity.

São Paulo State Treasury Department Ruling CAT 97 of 05/27/09

Worthy of note is that, as the previous quarter, this quarter was also negatively affected by a change in the invoicing dates of certain free customers of CPFL Paulista, CPFL Piratininga, CPFL Sul Paulista and CPFL Jaguari, resulting in a reduction in the number of days metered, in compliance with São Paulo State Treasury Department ruling CAT 97 of 05/27/09, which altered the rules for ICMS tax payments for these companies. This alteration, however, does not result in any change at the Operating Revenue level due to the classification as “not invoiced”. Including the volume of energy delivered for the days not invoiced, the percentage increase in TUSD and in sales within the concession area would have been higher (20.3% and 8.5%, respectively).

1.1.1) Sales to the Captive Market

Captive Market - GWh
	1Q10	1Q09	Var.
Residential	3,284	3,138	4.7%
Industrial	2,831	2,612	8.4%
Commercial	1,990	1,865	6.7%
Others	1,735	1,718	1.0%
Total	9,841	9,333	5.5%
Note: The captive market sales by distributor tables are attached to this report in item 11.7.

In the captive market, emphasis is given to the growths of the residential, industrial and commercial classes, which jointly accounted for 82.4% of total consumption by the distributors’ captive consumers:

• Residential and commercial classes: up by 4.7% and 6.7%, respectively. Higher temperatures than in 1T09 and the accumulated effects of economic growth (rising income and occupation levels, greater access to credit and higher sales of appliances and other consumer durables and in the retail market) over recent years resulted in sustained high consumption on the part of these classes in 1T10. However, the percentage increase of residential class is less than reported in 1Q09, due to the high base of 2009.

1Q10 Results | May 11, 2010

• Industrial class: up by 8.4%, due to the recovery of the industrial activity and the weak comparison base of 2009 (international financial crisis).

1.1.2) Sales by Class – Concession Area

1.1.3) TUSD by Distributor

TUSD by Distributor (GWh)
	1Q10	1Q09	Var.
CPFL Paulista	1,224	1,213	0.9%
CPFL Piratininga	1,131	1,019	11.0%
RGE	238	186	28.1%
CPFL Santa Cruz	4	6	-36.0%
CPFL Jaguari	13	19	-30.3%
CPFL Mococa	-	-	0.0%
CPFL Leste Paulista	-	-	0.0%
CPFL Sul Paulista	10	14	-29.4%
Total	2,620	2,457	6.6%

1.2) Sales to the Free Market

Free Market - GWh
	1Q10	1Q09	Var.
Total	2,391	2,329	2.7%

Sales to the free market moved up by 2.7% to 2,391 GWh, mainly due to the increase in sales to free customers, thanks to: (i) the weak base of 2009 (due to the crisis) and (ii) the higher number of customers in the portfolio this year. However, the sales through bilateral contracts, excluding related parties, fell due to the strong comparison base.

1Q10 Results | May 11, 2010

2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	1Q10	1Q09	Var.
Gross Operating Revenues	4,108,807	3,587,755	14.5%
Net Operating Revenues	2,785,064	2,386,070	16.7%
Cost of Electric Power	(1,637,102)	(1,442,690)	13.5%
Operating Costs & Expenses	(456,675)	(426,702)	7.0%
EBIT	691,287	516,678	33.8%
EBITDA	808,690	658,529	22.8%
Financial Income (Expense)	(75,995)	(62,960)	20.7%
Income Before Taxes	615,292	453,718	35.6%
NET INCOME	390,199	282,703	38.0%
EPS - R$	0.81	0.59	38.0%

2.1) Operating Revenue

Gross operating revenue in 1Q10 reached R$ 4,109 million, representing an increase of 14.5% (R$ 521 million) while net operating revenue was R$ 2,785 million, representing an increase of 16.7% (R$ 399 million).

The increase in operating revenue was due to:

• Distributors tariff adjustments:

• CPFL Piratininga (+5.98%), effective as of October 23, 2009;

• CPFL Santa Cruz (+10.09%), CPFL Jaguari (+5.16%), CPFL Sul Paulista (+5.66%) and CPFL Mococa (+3.98%), effective as of February 3, 2010;

• CPFL Paulista (+21.22%), effective as of April 8, 2009;

• RGE (+18.95%), effective as of April 19, 2009.

• An increase of 5.5% in energy sales to the captive market;

• Net increase (energy supply plus other revenues) of R$ 80 million in regulatory assets and liabilities, principally due to the effects of the registration of the regulatory liability generated by the repositioning of the distributors’ tariff review in 2009 and the respective amortization in 2010 (R$ 72 million);

• Increase of 33.2% (R$ 60 million) in TUSD revenue from free customers due to the recovery in industrial activity and the effects of tariff readjustments.

The increase in operating revenue was partially offset by the following factors:

• Reduction of 25.8% (R$ 73 million) in revenue from the supply of electric energy due principally to the reduction of 27.8% in average prices;

• Negative tariff adjustment at CPFL Leste Paulista (-13.21%), effective from February 3, 2010.

2.2) Cost of Electric Energy

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,637 million in 1Q10, representing an increase of 13.5% (R$ 194 million):

1Q10 Results | May 11, 2010

• The cost of electric power purchased for resale in 1Q10 was R$ 1,325 million, representing an increase of 9.9% (R$ 119 million), due principally to the effects of the Regulatory Assets and Liabilities, representing a revenue of R$ 28 million in 1Q09 against an expense of R$ 197 million in 1Q10, resulting in an increase in expenses of R$ 225 million.

The increase in the cost of energy purchased for resale was partially offset by:

(i) Reduction of 7.0% (R$ 95 million) in the cost of energy purchased in the regulated and free contracting environments;

(ii) Increase in PIS and Cofins tax credits generated on the purchase of energy (R$ 11 million).

• Charges for the use of the transmission and distribution system reached R$ 313 million in 1Q10, a 31.9% increase (R$ 76 million), due principally to the effects of the Assets and Liabilities item which represented a revenue of R$ 49 million in 1Q09 being transformed into an expense of R$ 33 million in 1Q10, resulting in an increase in expenses of R$ 82 million.

2.3) Operating Costs and Expenses

Operating costs and expenses were R$ 457 million in 1Q10, a 7.0% increase (R$ 30 million) due to the following factors:

• The PMSO item reached R$ 337 million in 1Q10, an increase of 19.1% (R$ 54 million) due, among other factors, to the following effects:

(i) Increase in personnel expenses (R$ 16 million), due principally to the following factors:

• Reduction of capitalization of payroll at RGE (R$ 2 million);

• Disconnections (R$ 2 million);

• Training not executed in 2009 (R$ 1 million);

• Increase in headcount at CPFL Atende (R$ 1 million);

• Hiring carried over from 2009 (R$ 1 million);

• Increase in the Occupational Accident Premium (SAT Premium) from 2% to 3% (R$ 1 million);

• Adjustments in provisions (R$ 5 million).

(ii) Increase in other expenses at RGE due to the non-recurring effect in 1Q09 with respect to the recuperation of delinquent outstanding, net of legal expenses (R$ 15 million);

(iii) A non-recurring increase in other expenses at CPFL Geração, due to the premium paid by EPASA in relation to the hedge in the energy contract, reflecting the postponement in Aneel authorization (R$ 5 million);

(iv) Adjustments in the free energy liability complement at CPFL Piratininga (R$ 2 million).

The increase in the PMSO item was partially offset by the reduction in other operating expenses at CPFL Sul Paulista, due to the non-recurring 1Q09 increase with respect to the Extraordinary Tariff Reset - RTE for Free Energy (R$ 2 million). As a function of the end of the collection of the extraordinary tariff in January 2009, CPFL Sul Paulista recognized losses from Free Energy, the writing down of the asset being registered as an offset against the “other operating expenses” account and the writing down of the liability against the “other operating income” account, without affecting the result.

Excluding these effects, PMSO for 1Q10 would have totaled R$ 314 million and PMSO for 1Q09 would have been R$ 296 million, an increase of 6.1% (R$ 18 million).

1Q10 Results | May 11, 2010

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

(i) Payroll expenses which reported an increase of 5.6% (R$ 7 million) principally due to the Collective Bargaining Agreement for 2009;

(ii) Expenses with material, which registered an increase of 17.6% (R$ 2 million) due principally to the increase in outlays with maintenance at CPFL Paulista (R$ 2 million);

(iii) Out-sourced services expenses, which registered an increase of 7.6% (R$ 7 million) due among other factors, to the following effects:

• Increase at CPFL Paulista (R$ 7 million), principally due to the increase in IT expenses (R$ 4 million), Call Center telephony expenses (R$ 2 million) and Electric System National Operator - ONS administrative expenses (R$ 1 million);

• Increase at CPFL Piratininga (R$ 3 million), principally due to expenses related to maintenance of assets and licensing and use of software;

• Increase at RGE (R$ 3 million), principally due to outlays on the maintenance of assets.

Partially offset by:

• Reductions at CPFL Brasil (R$ 2 million) and CPFL Geração (R$ 2 million).

(iv) Other operating costs/expenses which registered an increase of 2.6% (R$ 2 million), principally due to the increase in legal and judicial expenses and indemnities (R$ 2 million) at CPFL Piratininga.

The increase in operating costs and expenses was partially offset by:

• The Private Pension Fund, an item which represented an expense of R$ 1 million in 1Q09 and in 1Q10 a revenue of R$ 22 million, resulting in an increase in revenue of R$ 23 million. This variation is due to the expected estimated impact of CVM Deliberation 371/00, as shown in the Actuarial Report;

• The Depreciation and Amortization items which represented a net reduction of 1.0% (R$ 1 million).

2.4) EBITDA

Based on the above factors 1Q10 EBITDA reached R$ 809 million, registering a 22.8% increase (R$ 150 million).

2.5) Financial Result

The 1Q10 financial result was a net financial expense of R$ 76 million, a 20.7% increase (R$ 13 million) compared with the result of R$ 63 million reported in 1Q09. This increase was caused by the non-recurring item for 1Q09 relating to monetary restatement and indemnification for the recovery of delinquent debt at RGE (R$ 18 million), partially offset by the non-recurring item for 1Q09, referring to the Annual Tariff Adjustment Index - IRT, which saw a reversal of monetary restatement (R$ 1 million).

Excluding these effects the net financial expenses for 1Q10 would have reported a decrease of 5.6% (R$ 5 million).

The items explaining these changes are as follows:

1Q10 Results | May 11, 2010

• Financial Expenses: a decrease of 1.9% (R$ 3 million) from R$ 178 million in 1Q09 to R$ 175 million in 1Q10, due to the following factors:

• Reduction in Debt Charges (R$ 16 million), principally due to lower CDI interbank rates;

Partially compensating:

• Net increase in monetary restatements, currency variations and derivative instrument overheads (R$ 5 million), principally due to the Enercan loan from IDB and BNDES, indexed to the US dollar and a basket of currencies (R$ 3 million);

• Increase in other financial expenses (R$ 8 million) of which R$ 3 million relate to the issue of a bank guarantee.

• Financial Revenues: an increase of 1.2% (R$ 1 million) from R$ 98 million in 1Q09 to R$ 99 million in 1Q10.

2.6) Net Income

Net income in 1Q10 was R$ 390 million, an increase of 38.0% (R$ 107 million) while earnings per share were R$ 0.81.

3) DEBT

3.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) increased by 8.5% to R$ 7,503 million in 1Q10. The main contributing factors to this variation were:

• CPFL Geração and Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 785 million.

The main contributing factors to the variation in the balance of financial debt were:

+ Debentures issuance by CPFL Geração (R$ 425 million) and EPASA (R$ 230 milhões), for debt rollover and investments funding;

+ Funding of BNDES financing for Foz do Chapecó (R$ 294 million) and CPFL Bioenergia (R$ 45 million);

+ Funding of working capital by CPFL Geração (R$ 99 million);

- Amortization of the principal of CPFL Geração and BAESA’s debentures (R$ 84 million);

1Q10 Results | May 11, 2010

- Amortization of Furnas’ loan for CPFL Geração (R$ 93 million);

- Amortizations, net of funding, of BNDES financing for CPFL Geração, BAESA, CERAN and ENERCAN (R$ 99 million);

- Amortization of working capital by CERAN (R$ 29 million).

• CPFL Energia, Group’s Distributors and CPFL Brasil: amortizations (BNDES and other financial institutions), net of funding, totaling R$ 192 million.

The main contributing factors to the variation in the balance of financial debt were:

+ Debentures issuance by RGE (R$ 185 million), CPFL Paulista (R$ 175 million), CPFL Brasil (R$ 165 million), CPFL Leste Paulista (R$ 24 million), CPFL Sul Paulista (R$ 16 million) and CPFL Jaguari (R$ 10 million), for debt rollover and investments funding;

+ Funding, net of amortizations, of BNDES financing for Group’s Distributors and CPFL Brasil, totaling R$ 86 million;

+ Funding of working capital by CPFL Piratininga (R$ 50 million);

- Amortization of the principal of CPFL Paulista (R$ 288 million), CPFL Piratininga (R$ 200 million) and RGE’s debentures (R$ 205 million);

- Amortization of the principal of RGE’s promissory notes (R$ 160 million);

- Amortizations, net of funding, carried out in compliance with Brazilian Central Bank Resolution 2770 by RGE, totaling R$ 34 million.

• Interest provision in the period, corresponding to incurred interest, net of interest paid, in the amount of R$ 50 million.

Financial Debt - 1Q10 (R$ Thousands)
	Charges		Principal			Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total
Local Currency
BNDES - Repowering	76	-	6,814	11,959	6,890	11,959	18,849
BNDES - Investment	7,471	3,017	325,095	2,322,434	332,566	2,325,451	2,658,017
BNDES - Income Assets	47	-	966	5,331	1,013	5,331	6,344
BNDES - Working Capital	233	-	4,172	45,887	4,405	45,887	50,292
Furnas Centrais Elétricas S.A.	-	-	15,769	-	15,769	-	15,769
Financial Institutions	1,313	7,681	275,105	62,823	276,418	70,504	346,922
Others	558	-	22,404	29,056	22,962	29,056	52,018
Subtotal	9,698	10,698	650,325	2,477,490	660,023	2,488,188	3,148,211

Foreign Currency
IDB	271	-	3,814	51,571	4,085	51,571	55,656
Financial Institutions	74,718	3,726	657,844	436,491	732,562	440,217	1,172,779
Subtotal	74,989	3,726	661,658	488,062	736,647	491,788	1,228,435

Debentures
CPFL Energia	3,122	-	-	450,000	3,122	450,000	453,122
CPFL Paulista	22,064	-	64,301	749,774	86,365	749,774	836,139
CPFL Piratininga	8,525	-	200,000	100,000	208,525	100,000	308,525
RGE	17,435	-	555	590,190	17,990	590,190	608,180
CPFL Leste Paulista	534	-	-	23,911	534	23,911	24,445
CPFL Sul Paulista	353	-	-	15,946	353	15,946	16,299
CPFL Jaguari	223	-	-	9,956	223	9,956	10,179
CPFL Brasil	3,644	-	-	164,336	3,644	164,336	167,980
CPFL Geração	9,289	-	-	423,600	9,289	423,600	432,889
EPASA	8,812	-	228,726	-	237,538	-	237,538
BAESA	837	-	6,249	23,485	7,086	23,485	30,571
Subtotal	74,838	-	499,831	2,551,198	574,669	2,551,198	3,125,867

Financial Debt	159,525	14,424	1,811,814	5,516,750	1,971,339	5,531,174	7,502,513

Hedge	-	-	-	-	(9,839)	10,667	828

Financial Debt Including Hedge	-	-	-	-	1,961,500	5,541,841	7,503,341
Percentage on total (%)	-	-	-	-	26.1%	73.9%	100%

1Q10 Results | May 11, 2010

With regard to financial debt, it is worth noting that R$ 5,542 million (73.9% of the total) is considered long term, and R$ 1,961 million (26.1% of the total) is considered short term.

3.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 7,929 million in 1Q10, growth of 6.5%. The average cost of debt fell from 13.5% p.a. in 1Q09 to 9.1% p.a. in 1Q10, due to the downturn in the IGP-M inflation rate (from 6.3% to 1.9%), in the CDI interbank rate (from 12.7% to 9.0%), and in the TJLP long term rate (from 6.2% to 6.1%) (accrued rates in the last 12 months).

As a result of the funding operations and amortizations, there was an increase in the CDI-pegged portion (from 57.4%, in 1Q09, to 59.2%, in 1Q10) and the TJLP-indexed portion (from 30.4%, in 1Q09, to 33.4%, in 1Q10), and a decrease in the portion tied to the IGP-M/IGP-DI (from 10.2%, in 1Q09, to 6.2%, in 1Q10).

The foreign-currency and IGP-M/IGP-DI debt would have come to 16.6% and 6.4% of the total, respectively, if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in dollars and yen to the CDI, the effective foreign-currency debt is 1.2% and all of this possesses a natural hedge (revenue with foreign exchange component).

1Q10 Results | May 11, 2010

3.3) Adjusted Net Debt

R$ Thousands	1Q10	1Q09	Var.
Total Debt	(7,929,189)	(7,444,708)	6.5%
(+) Regulatory Asset/(Liability)	(335,788)	555,502	-160.4%
(+) Available Funds	1,684,702	868,890	93.9%
(+) Judicial Deposit (1)	457,452	425,606	7.5%
(=) Adjusted Net Debt	(6,122,823)	(5,594,710)	9.4%
Note: (1) Related to the income tax of CPFL Paulista.

In 1Q10, adjusted net debt after the exclusion of the regulatory assets/(liabilities) and cash equivalents, totaled R$ 6,123 million, an upturn of 9.4% (R$ 528 million).

The Company closed 1Q10 with a Net Debt / EBITDA ratio of 2.10x. Excluding the balance of the debt of Foz do Chapecó Energia (Foz do Chapecó Hydroelectric Facility), CPFL Bioenergia (Baldin Thermoelectric Facility) and EPASA (Termonordeste and Termoparaíba Thermoelectric Facilities), which have not started generating net income to the group, the Net Debt / EBITDA would have been 1.69x.

4) INVESTMENTS

In 1Q10, R$ 298 million was invested in business maintenance and expansion, of which R$ 179 million in distribution, R$ 117 million in generation and R$ 2 million in commercialization and value added services (SVA).

Listed below are some of the main investments made by CPFL Energia in each segment:

(i) Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

(ii) Generation: chiefly focused on the Foz do Chapecó Hydroelectric Facility, Baldin Thermoelectric Facility and EPASA (Termonordeste and Termoparaíba Thermoelectric Facilities), all ongoing construction projects.

1Q10 Results | May 11, 2010

5) CASH FLOW

Consolidated Cash Flow (R$ Thousands)
	1Q10	Last 12M
Beginning Balance	1,473,175	868,890

Net Income Including Social Contribution and Income Tax	612,873	2,032,017

Depreciation and Amortization	141,621	573,726
Interest on Debts and Monetary and Foreign Exchange Restatements	131,053	541,821
Deferred Tariff Costs Variations	7,552	510,733
Income Tax and Social Contribution Paid	(178,805)	(525,742)
Deferred Tariff Gains Variations	130,161	340,062
Interest on Debts Paid	(146,155)	(533,984)
Others	(32,264)	(143,238)
	53,163	763,378

Total Operating Activities	666,036	2,795,395

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(297,845)	(1,352,200)
Others	20,575	69,409
Total Investment Activities	(277,270)	(1,282,791)

Financing Activities
Loans and Debentures	159,561	2,473,837
Principal Amortization of Loans and Debentures	(333,800)	(1,989,293)
Dividends Paid	(3,000)	(1,181,336)
Total Financing Activities	(177,239)	(696,792)

Cash Flow Generation	211,527	815,812

Ending Balance - 03/31/2010	1,684,702	1,684,702

The cash flow balance closed 1Q10 at R$ 1,685 million, 14.4% (R$ 212 million) up on the opening figure. We highlight the following factors that contributed to this variation in the cash balance:

• Cash increase:

(i) Cash from operating activities in the amount of R$ 666 million.

• Cash decrease:

(i) Investments (sum of “Acquisition of Property, Plant and Equipment” and “Intangibles” accounts), in the amount of R$ 298 million (detailed in item 4, “Investments”);

(ii) Amortizations of loans and debentures, which exceeded funds by R$ 174 million.

1Q10 Results | May 11, 2010

6) DIVIDENDS

On April 30, 2010, dividends for the 2H09 were paid to holders of common shares traded on the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBOVESPA). The total declared amount was R$ 655 million, corresponding to R$ 1.364872065 per share.

Adding the amount of R$ 572 million, related to the 1H09 (paid in September 2009), the total declared amount for the full year of 2009 was R$ 1,227 million, corresponding to 95% of annual net income and equivalent to R$ 2.556073389 per share.

On May 6, 2010, dividends for the 2H09 were paid to holders of ADRs traded on the NYSE, in an amount corresponding to US$ 2.297 per ADR.

CPFL Energia's Dividend Yield
	2H07	1H08	2H08	1H09	2H09
Dividend Yield - last 12 months (1)	9.7%	7.6%	7.3%	7.6%	7.9%
Note: (1) Based on the average share price in the period.

The 2H09 dividend yield, calculated on the average share price in the period (R$ 32.72 per share) is 7.9% (last 12 months).

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE).

1Q10 Results | May 11, 2010

7) STOCK MARKET

7.1) Share Performance

CPFL Energia, which has a current free float of 30.7%, is listed on both the BM&FBOVESPA and the NYSE. In 1Q10, the shares appreciated 3.9% on the BM&FBOVESPA and 2.3% on the NYSE, closing the quarter priced at R$ 35.36 per share and US$ 60.94 per ADR, respectively.

7.2) Average Daily Volume

The daily trading volume in 1Q10 averaged R$ 28.9 million, of which R$ 15.9 million on the BM&FBOVESPA and R$ 13.0 million on the NYSE, 25.1% up on 1Q09. The number of trades on the BM&FBOVESPA increased by 32.9%, rising from a daily average of 1,044, in 1Q09, to 1,387, in 1Q10.

1Q10 Results | May 11, 2010

7.3) Ratings

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2009	2008	2007	2006	2005
Standard & Poor's	Rating	brAA+	brAA+	brAA-	brA+	brA
	Outlook	Stable	Stable	Stable	Positive	Positive
Fitch Ratings	Rating	AA (bra)	AA (bra)	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Positive	Positive	Stable	Stable	Stable
Note: Close-of-period positions.

8) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL group.

CPFL Energia is listed on the Novo Mercado of the BM&FBOVESPA and its Level III ADRs are traded on the NYSE, being submitted to arbitration at the BM&FBOVESPA’s Market Arbitration Chamber. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders in the case of disposal of control.

The Company’s Board of Directors has as its objetive to define the overall business guidelines and elect the Board of Executive Officers, among other responsibilities determined by the law and the Bylaws. Its working rules are defined in the Internal Rules. The Board is composed of one independent member and six members designated by the controlling shareholders, with a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary, electing, among its members, the Chairman and the Vice-Chairman. No member may serve on the Company’s Board of Executive Officers.

The Board of Directors constituted three committees and defined its competence in a sole Internal Rules: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC). The Fiscal Council’s working rules are defined in the Internal Rules and in the Fiscal Council Guide.

The Board of Executive Officers comprises seven officers, with a two-year term of office, being admitted the reelection. It represents the Company and manages its business in accordance with the policy defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory officers.

1Q10 Results | May 11, 2010

9) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

9.1) Migration of Minoritary Shareholders from controlled companies to CPFL Energia

In accordance with CPFL Energia’s Notice to Shareholders of April 27, 2010, and accordingly approved at Extraordinary General Meetings of the controlled companies CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz, held on March 17, 2010, and of CPFL Energia, held on April 26, 2010, these controlled companies were transformed into fully merged subsidiaries of CPFL Energia.

The stock merger involved the transference to CPFL Energia equity, through an increase in its capital, of all shares issued by these controlled companies, in the non-controlling shareholders names, resulting in the transformation of these controlled companies into subsidiaries of CPFL Energia. The new CPFL Energia ordinary shares issued as a result of the increase in capital will be handed over to the original non-controlling shareholders of these controlled companies.

The restructuring was designed to achieve the following objectives: (i) align the interests of all the shareholders that comprise the corporate structure of the companies of the CPFL Group; (ii) increase the Free Float of the Company and its respective shareholder base; (iii) mitigate the costs related to eventual corporate restructurings and all the corporate events which involve the companies of the CPFL Group, among which Ordinary General Meetings, the committees and other events of a corporate nature that involve the interests of the Company and all its controlled companies and current subsidiaries; (iv) equalize access to information and facilitate access to a broad capital market reflecting not only the situation of the Company as a member of differentiated levels of corporate governance, but also the natural consolidation of financial information of the companies and the consequent strengthening of the balance sheet which shall allow the Company to optimize access to the same quantity and quality of information with ensuing funding and acquisition costs; and (v) concentration of the liquidity of the shares of the operators in a single publicly-held company with benefits for the entire spectrum of shareholders.

1Q10 Results | May 11, 2010

10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)
	1Q10	1Q09	Var.
Gross Operating Revenues	3,753,340	3,183,168	17.9%
Net Operating Revenues	2,462,356	2,036,603	20.9%
Cost of Electric Power	(1,632,161)	(1,381,191)	18.2%
Operating Costs & Expenses	(348,091)	(316,915)	9.8%
EBIT	482,104	338,497	42.4%
EBITDA	541,130	420,444	28.7%
Financial Income (Expense)	(25,233)	(13,805)	82.8%
Income Before Taxes	456,871	324,692	40.7%
NET INCOME	300,662	212,927	41.2%
Note: The distributors’ financial performance tables are attached to this report in item 11.6.

Operating Revenue

Gross operating revenue in 1Q10 reached R$ 3,753 million, representing an increase of 17.9% (R$ 570 million) while net operating revenue was R$ 2,462 million, representing an increase of 20.9% (R$ 426 million).

The increase in operating revenue was due to:

• Distributors tariff adjustments:

• CPFL Piratininga (+5.98%), effective as of October 23, 2009;

• CPFL Santa Cruz (+10.09%), CPFL Jaguari (+5.16%), CPFL Sul Paulista (+5.66%) and CPFL Mococa (+3.98%), effective as of February 3, 2010;

• CPFL Paulista (+21.22%), effective as of April 8, 2009;

• RGE (+18.95%), effective as of April 19, 2009.

• An increase of 5.5% in energy sales to the captive market;

• Net increase (energy supply plus other revenues) of R$ 80 million in regulatory assets and liabilities, principally due to the effects of the registration of the regulatory liability generated by the repositioning of the distributors’ tariff review in 2009 and the respective amortization in 2010 (R$ 72 million);

1Q10 Results | May 11, 2010

• Increase of 33.7% (R$ 61 million) in TUSD revenue from free customers due to the recovery in industrial activity and the effects of tariff readjustments.

The increase in operating revenue was partially offset by the following factors:

• Reduction of 48.8% (R$ 16 million) in revenue from the supply of electric energy;

• Negative tariff adjustment at CPFL Leste Paulista (-13.21%), effective from February 3, 2010.

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,632 million in 1Q10, representing an increase of 18.2% (R$ 251 million):

• The cost of electric power purchased for resale in 1Q10 was R$ 1,327 million, representing an increase of 15.3% (R$ 176 million), due principally to the effects of the Regulatory Assets and Liabilities, representing a revenue of R$ 28 million in 1Q09 against an expense of R$ 197 million in 1Q10, resulting in an increase in expenses of R$ 225 million.

The increase in the cost of energy purchased for resale was partially offset by:

(i) Reduction of 2.6% (R$ 33 million) in the cost of energy purchased in the regulated contracting environment;

(ii) Increase in PIS and Cofins tax credits generated on the purchase of energy (R$ 16 million).

• Charges for the use of the transmission and distribution system reached R$ 305 million in 1Q10, a 32.5% increase (R$ 75 million), due principally to the effects of the Assets and Liabilities item which represented a revenue of R$ 49 million in 1Q09 being transformed into an expense of R$ 33 million in 1Q10, resulting in an increase in expenses of R$ 82 million.

Operating Costs and Expenses

Operating costs and expenses were R$ 348 million in 1Q10, a 9.8% increase (R$ 31 million) due to the following factors:

• The PMSO item reached R$ 288 million in 1Q10, an increase of 23.0% (R$ 54 million) due, among other factors, to the following effects:

(i) Increase in personnel expenses (R$ 13 million), due principally to the following factors:

• Reduction of capitalization of payroll at RGE (R$ 2 million);

• Disconnections (R$ 2 million);

• Training not executed in 2009 (R$ 1 million);

• Hiring carried over from 2009 (R$ 1 million);

• Increase in the Occupational Accident Premium (SAT Premium) from 2% to 3% (R$ 1 million);

• Adjustments in provisions (R$ 4 million).

(ii) Increase in other expenses at RGE due to the non-recurring effect in 1Q09 with respect to the recuperation of delinquent outstanding, net of legal expenses (R$ 15 million);

(iii) Adjustments in the free energy liability complement at CPFL Piratininga (R$ 2 million).

The increase in the PMSO item was partially offset by the reduction in other operating expenses at CPFL Sul Paulista, due to the non-recurring 1Q09 increase with respect to the Extraordinary Tariff Reset - RTE for Free Energy (R$ 2 million). As a function of the end of the collection of the extraordinary tariff in January 2009, CPFL Sul Paulista recognized losses from Free Energy, the writing down of the asset being registered as an offset against the “other operating expenses” account and the writing down of the liability against the “other operating income” account, without affecting the result.

1Q10 Results | May 11, 2010

Excluding these effects, PMSO for 1Q10 would have totaled R$ 272 million and PMSO for 1Q09 would have been R$ 247 million, an increase of 10.1% (R$ 25 million).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

(i) Payroll expenses which reported an increase of 5.3% (R$ 6 million) principally due to the Collective Bargaining Agreement for 2009;

(ii) Expenses with material, which registered an increase of 23.6% (R$ 2 million) due principally to the increase in outlays with maintenance at CPFL Paulista (R$ 2 million);

(iii) Out-sourced services expenses, which registered an increase of 15.6% (R$ 12 million) due among other factors, to the following effects:

• Increase at CPFL Paulista (R$ 7 million), principally due to the increase in IT expenses (R$ 4 million), Call Center telephony expenses (R$ 2 million) and Electric System National Operator - ONS administrative expenses (R$ 1 million);

• Increase at CPFL Piratininga (R$ 3 million), principally due to expenses related to maintenance of assets and licensing and use of software;

• Increase at RGE (R$ 3 million), principally due to outlays on the maintenance of assets.

(iv) Other operating costs/expenses which registered an increase of 9.7% (R$ 5 million), due to, among other factors, the increase in legal and judicial expenses and indemnities (R$ 2 million) at CPFL Piratininga.

The increase in operating costs and expenses was partially offset by:

• The Private Pension Fund, an item which represented an expense of R$ 1 million in 1Q09 and in 1Q10 a revenue of R$ 22 million, resulting in an increase in revenue of R$ 23 million. This variation is due to the expected estimated impact of CVM Deliberation 371/00, as shown in the Actuarial Report.

EBITDA

Based on the factors described, 1Q10 EBITDA rose by 28.7% (R$ 121 million) to R$ 541 million.

Financial Result

The 1Q10 financial result was a net financial expense of R$ 25 million, a 82.8% increase (R$ 11 million) compared with the result of R$ 14 million reported in 1Q09. This increase was caused by the non-recurring item for 1Q09 relating to monetary restatement and indemnification for the recovery of delinquent debt at RGE (R$ 18 million), partially offset by the non-recurring item for 1Q09, referring to the Annual Tariff Adjustment Index - IRT, which saw a reversal of monetary restatement (R$ 1 million).

Excluding these effects the net financial expenses for 1Q10 would have reported a decrease of 19.6% (R$ 6 million).

1Q10 Results | May 11, 2010

The items explaining these changes are as follows:

• Financial Expenses: a decrease of 9.1% (R$ 10 million) from R$ 111 million in 1Q09 to R$ 101 million in 1Q10, mainly due to the reduction in Debt Charges (R$ 21 million), principally due to lower CDI interbank rates.

The decrease in financial expenses was partially offset by the net increase in monetary restatements, the currency variations and the derivative instrument overheads (R$ 4 million) and by the increase in other financial expenses (R$ 7 million).

• Financial Revenues: a decrease of 5.0% (R$ 4 million) from R$ 80 million in 1Q09 to R$ 76 million in 1Q10, mainly due to the reduction of CVA and Parcel A remuneration (R$ 19 million), due to the settlement of the Parcel A regulatory assets and to the constitution of regulatory liabilities, besides the reduction of the Selic rate.

The decrease in financial revenues was partially offset by the following factors: (i) increase in the Monetary and Foreign Exchange Updates (R$ 5 milllion); (ii) increase in moratorium fines (R$ 4 million); (iii) increase in other financial revenues (R$ 4 million); and (iv) increase in Revenue from Financial Investments (R$ 2 million).

Net Income

Net income in 1Q10 totaled R$ 301 million, an increase of 41.2% (R$ 88 million).

10.1.2) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

10.1.2.1) CPFL Piratininga

Aneel Ratifying Resolution 896 of October 20 2009 readjusted electric energy tariffs of CPFL Piratininga by 5.98%, made up of 2.81% with respect to the Tariff Readjustment and 3.17% with respect to external financial components to the Annual Tariff Readjustment, corresponding to an average effect of -2.12% on consumer billings. The new tariffs come into effect on October 23 2009.

Accumulated IGP-M in the tariff period was -0.4% and the foreign exchange rate used by Aneel was R$/US$ 1.778.

1Q10 Results | May 11, 2010

10.1.2.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3 2010, Aneel published in the Federal Official Gazette, the Annual Tariff Readjustment Indices for 2010 for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, effective from the same date, as shown in the table at the end of item “10.1.3.4”.

10.1.2.3) CPFL Paulista

Aneel Ratifying Resolution 961 of April 6 2010 readjusted the electricity energy tariffs at CPFL Paulista by 2.70%, 1.55% relative to the Readjustment Tariff and 1.15% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an annual impact of -5.69% on the billings of captive consumers. The new tariffs come into effect on April 8 2010 and will remain in force until April 7 2011.

10.1.3.4) RGE

Aneel Ratifying Resolution 957 of March 30 2010 amended RGE’s contractual readjustment and tariff review date, extending to June 18 2010 the electric energy tariffs for the concessionaire as set forth in Ratifying Resolution 810 of April 14 2009. (On April 14 2009, in accordance with Ratifying Resolution 810, Aneel readjusted RGE’s electric energy tariffs by 18.95%, 10.44% relative to the Readjustment Tariff and by 8.50% with respect to the financial components external to the Annual Tariff Readjustment).

The adjustments are presented per distributor in the following table:

Annual Tariff Adjustment		CPFL	CPFL Santa	CPFL Leste	CPFL	CPFL Sul	CPFL	CPFL
Index (IRT)	RGE	Piratininga	Cruz	Paulista	Jaguari	Paulista	Mococa	Paulista
Term >>>>>>	04/19/2009	10/23/2009	02/03/2010	02/03/2010	02/03/2010	02/03/2010	02/03/2010	04/08/2010
Economic IRT	10.44%	2.81%	1.90%	-6.32%	5.81%	4.30%	4.15%	1.55%
Financial Components	8.50%	3.17%	8.19%	-6.89%	-0.65%	1.36%	-0.17%	1.15%
Total IRT	18.95%	5.98%	10.09%	-13.21%	5.16%	5.66%	3.98%	2.70%

10.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (R$ Thousands)
	1Q10	1Q09	Var.
Gross Operating Revenues	404,027	425,870	-5.1%
Net Operating Revenues	360,812	362,880	-0.6%
EBITDA	95,806	62,834	52.5%
NET INCOME	63,485	47,112	34.8%

Operating Revenue

In 1Q10, gross operating revenue reached R$ 404 million, representing a decrease of 5.1% (R$ 22 million), while net operating revenue moved down by 0.6% (R$ 2 million) to R$ 361 million.

1Q10 Results | May 11, 2010

EBITDA

In 1Q10, EBITDA totaled R$ 96 million, an increase of 52.5% (R$ 33 million).

Net Income

In 1Q10, net income amounted to R$ 63 million, up by 34.8% (R$ 16 million).

10.3) Generation Segment

10.3.1) Economic-Financial Performance

Consolidated Income Statement - Generation (R$ Thousands)
	1Q10	1Q09	Var.
Gross Operating Revenues	243,583	234,014	4.1%
Net Operating Revenues	228,043	218,608	4.3%
Cost of Electric Power	(18,133)	(12,703)	42.7%
Operating Costs & Expenses	(55,133)	(48,479)	13.7%
EBIT	154,777	157,426	-1.7%
EBITDA	176,574	179,389	-1.6%
Financial Income (Expense)	(51,685)	(47,334)	9.2%
Income Before Taxes	103,092	110,092	-6.4%
NET INCOME	64,667	71,336	-9.3%

Operating Revenue

In 1Q10, gross operating revenue grew by 4.1% (R$ 10 million) to R$ 244 million, while net operating revenue climbed by 4.3% (R$ 9 million) to R$ 228 million, chiefly due to the following factors:

• Additional revenue from ENERCAN and CERAN (R$ 4 million) as a result of the increase in the quantity of supplied energy of 125 GWh and 39 GWh, respectively;

• Additional revenue from EPASA (R$ 3 million) as a result of an 93 GWh energy sale in 1T10;

• An increase in revenues with CPFL Paulista’s supply, due to the 6.3% tariff adjustment of energy generated by the small hydroelectric power plants (R$ 2 million).

Cost of Electric Power

The cost of electric power in 1Q10 increased 42.7% (R$ 5 million) to R$ 18 million, chiefly due to the R$ 7 million expenses increment with the acquisition of 93 GWh of energy by EPASA in March 2010, partially offset by the R$ 2 million expenses reduction related to the purchase executed in 1Q09 by ENERCAN (82 GWh) and CERAN (64 GWh).

Operating Costs and Expenses

Operating costs and expenses moved up by 13.7% (R$ 7 million) to R$ 55 million in 1Q10, mainly due to the PMSO item, which reached R$ 32 million, an increase of 26.8% (R$ 7 million), thanks to:

1Q10 Results | May 11, 2010

• The Personnel Expenses item, which reached R$ 8 million, an increase of 17.6% (R$ 1 million), mainly due to the 2009 collective bargaining agreement;

• The Other Operating Costs/Expenses item, which reached R$ 18 million, an increase of 65.4% (R$ 7 million), mainly due to the premium paid by EPASA in relation to the hedge in the energy contract, reflecting the postponement in Aneel authorization (R$ 5 million) – non recurring expense.

Partially offsetting:

• The Outsourced Services Expenses item, which reached R$ 6 million, a decrease of 21.1% (R$ 1 million).

EBITDA

Based on the factors described, 1Q10 EBITDA totaled R$ 177 million, down by 1.6% (R$ 3 million).

Financial Result

The 1Q10 financial result was a net expense of R$ 52 million, up by 9.2% (R$ 4 million), basically due to the 7.4% increase in financial expenses (R$ 4 million). This variance is mainly due to the increase of 9.6% (R$ 4 million) in the Debt Charges, which recorded R$ 47 million.

Net Income

Net income in 1Q10 fell by 9.3% (R$ 7 million) to R$ 65 million.

10.3.2) Status of Generation Projects

Foz do Chapecó Hydroelectric Facility (Foz do Chapecó Energia)

Construction of the Foz do Chapecó Hydroelectric Facility is on schedule (91% of works completed). Commercial start-up is scheduled for 3Q10. CPFL Geração has a 51% share in the project, equivalent to an installed capacity and assured power of 436.1 MW and 220.3 average-MW, respectively.

Baldin Thermoelectric Facility (CPFL Bioenergia)

The Baldin Thermoelectric Facility is under construction (98% of works completed). Commercial start-up is scheduled for 2Q10. The installed capacity is of 45 MW, with 24 average-MW of energy exported to CPFL Brasil, during the harvest season.

Termonordeste and Termoparaíba Thermoelectric Facilities (EPASA)

Termonordeste and Termoparaíba Thermoelectric Facilities are under construction (46% of works completed). Start-up is scheduled for 3Q10. CPFL Geração has a 51% share in the project, equivalent to an installed capacity of 174.2 MW.

1Q10 Results | May 11, 2010

Bio Formosa Thermoelectric Facility (CPFL Bio Formosa)

The beginning of construction of the Bio Formosa Thermoelectric Facility occurred in March 2010. Commercial start-up is scheduled for July 2011. The installed capacity is of 40 MW, with 25 average-MW of energy exported to CPFL Brasil, during the harvest season.

Santa Clara Wind Farm

The beginning of construction of Santa Clara Wind Farm is scheduled for August 2010. Start-up is scheduled for July 2012. CPFL Geração has a 100% share in the project, equivalent to an installed capacity and assured power of 188 MW and 76 average-MW, respectively.

Three New Projects of Energy Generation from Biomass

CPFL Energia announced to the market on March 23, 2010 that its new controlled companies CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra (companies constituted for the development of electric power generation projects from sugar cane bagasse) signed a partnership agreement with Grupo Pedra Agroindustrial, for the development of three projects for the generation of biomass.

The installed capacity totalizes 145 MW, with 50 MW for Bio Buriti Thermoelectric Plant, 25 MW for Bio Ipê Thermoelectric Plant and 70 MW for Bio Pedra Thermoelectric Plant. A total of 88.63 MW will be exported to CPFL (30.00 MW for Bio Buriti, 14.37 MW for Bio Ipê and 44.26 MW for Bio Pedra), during the harvest season.

The forecast for investments in the three projects is around R$ 366 million. The commercial startup of the Bio Buriti and Bio Ipê Thermoelectric Plants is scheduled for June 2011, and of the Bio Pedra Thermoelectric Plant for April 2012.

1Q10 Results | May 11, 2010

11) ATTACHMENTS
11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	03/31/2010	12/31/2009

CURRENT ASSETS
Cash and Banks	1,684,702	1,473,175
Consumers, Concessionaries and Licensees	1,882,494	1,840,107
Financial Investments	39,615	39,253
Recoverable Taxes	174,406	190,983
Allowance for Doubtful Accounts	(80,700	(81,974
Prepaid Expenses	145,353	124,086
Deferred Taxes	163,148	162,779
Materials and Supplies	16,735	17,360
Deferred Tariff Cost Variations	337,309	332,813
Derivative Contracts	9,839	795
Other Credits	155,024	145,055
TOTAL CURRENT ASSETS	4,527,925	4,244,432

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	216,139	226,314
Judicial Deposits	686,348	654,506
Financial Investments	75,394	79,836
Recoverable Taxes	109,284	110,014
Prepaid Expenses	50,442	64,201
Deferred Taxes	1,103,699	1,117,736
Deferred Tariff Cost Variations	30,765	42,813
Derivative Contracts	100	7,881
Other Credits	163,040	160,760
	2,435,211	2,464,061

Investments	104,858	104,801
Property, Plant and Equipment	7,671,249	7,487,216
Intangible	2,525,301	2,554,400
Deferred Charges	14,209	15,081

TOTAL NON-CURRENT ASSETS	12,750,828	12,625,559

TOTAL ASSETS	17,278,753	16,869,991

1Q10 Results | May 11, 2010

11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2010	12/31/2009

LIABILITIES

CURRENT LIABILITIES
Suppliers	994,669	1,021,348
Accrued Interest on Debts	84,687	26,543
Accrued Interest on Debentures	74,838	101,284
Loans and Financing	1,311,983	697,223
Debentures	499,831	499,025
Deferred Taxes	200	2,258
Employee Pension Plans	41,954	44,484
Regulatory Charges	100,028	62,999
Taxes and Social Contributions	532,616	489,976
Dividends and Interest on Equity	681,185	684,185
Accrued Liabilities	50,384	50,620
Deferred Tariff Gains Variations	487,668	313,463
Derivative Contracts	-	7,012
Other Accounts Payable	595,682	584,614
TOTAL CURRENT LIABILITIES	5,455,725	4,585,034

NON-CURRENT LIABILITIES
Suppliers	31,992	42,655
Accrued Interest on Debts	14,424	62,427
Loans and Financing	2,965,552	3,515,236
Debentures	2,551,198	2,751,169
Taxes and Social Contributions	4,677	4,376
Deferred Taxes	383,894	425,366
Employee Pension Plans	1,476	1,639
Reserve for Contingencies	42,259	38,181
Deferred Tariff Gains Variations	64,647	108,691
Derivative Contracts	10,767	5,694
Other Accounts Payable	191,806	161,540
TOTAL NON-CURRENT LIABILITIES	6,262,692	7,116,974

NON-CONTROLLING SHAREHOLDERS' INTEREST	87,195	85,041

SHAREHOLDERS' EQUITY
Capital	4,741,175	4,741,175
Capital Reserves	16	16
Profit Reserves	341,751	341,751
Retained Earnings	390,199	-
TOTAL SHAREHOLDERS' EQUITY	5,473,141	5,082,942

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	17,278,753	16,869,991

1Q10 Results | May 11, 2010

11.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	1 Q10	1 Q09	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,594,025	3,041,323	18.17%
Electricity Sales to Distributors	211,091	284,545	-25.81%
Other Operating Revenues(1)	303,691	261,887	15.96%
	4,108,807	3,587,755	14.52%

DEDUCTIONS FROM OPERATING REVENUES	(1,323,743)	(1,201,685)	10.16%
NET OPERATING REVENUES	2,785,064	2,386,070	16.72%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,324,515)	(1,205,720)	9.85%

Electricity Network Usage Charges	(312,587)	(236,970)	31.91%
	(1,637,102)	(1,442,690)	13.48%
OPERATING COSTS AND EXPENSES
Personnel	(146,850)	(124,197)	18.24%
Material	(16,894)	(14,363)	17.62%
Outsourced Services	(97,592)	(90,737)	7.55%
Other Operating Costs/Expenses	(75,517)	(53,468)	41.24%
Employee Pension Plans	21,799	(919)	-
Depreciation and Amortization	(96,933)	(96,294)	0.66%
Amortization of Concession's Intangible	(44,688)	(46,724)	-4.36%
	(456,675)	(426,702)	7.02%

EBITDA	808,690	658,529	22.80%

EBIT	691,287	516,678	33.79%

FINANCIAL INCOME (EXPENSE)
Financial Income	98,896	115,941	-14.70%
Financial Expenses	(174,891)	(178,901)	-2.24%
Interest on Equity	-	-	-
	(75,995)	(62,960)	20.70%

INCOME BEFORE TAXES ON INCOME	615,292	453,718	35.61%
Social Contribution	(59,539)	(45,175)	31.80%
Income Tax	(163,135)	(123,754)	31.82%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	392,618	284,789	37.86%
Non-Controlling Shareholders' Interest	(2,419)	(2,086)	15.96%
Reversal of Interest on Equity	-	-	-
NET INCOME	390,199	282,703	38.02%
EARNINGS PER SHARE (R$)	0.81	0.59	38.02%

Note: (1) TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

1Q10 Results | May 11, 2010

11.4) Income Statement – Consolidated Generation Segment (Pro-forma, R$ thousands)

Consolidated
	1 Q10	1 Q09	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	57	-100.00%
Eletricity Sales to Distributors	240,998	231,631	4.04%
Other Operating Revenues	2,585	2,326	11.13%
	243,583	234,014	4.09%

DEDUCTIONS FROM OPERATING REVENUES	(15,540)	(15,406)	0.87%
NET OPERATING REVENUES	228,043	218,608	4.32%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(8,556)	(3,757)	127.73%

Eletricity Network Usage Charges	(9,577)	(8,946)	7.05%
	(18,133)	(12,703)	42.75%
OPERATING COSTS AND EXPENSES
Personnel	(8,007)	(6,808)	17.61%
Material	(619)	(528)	17.23%
Outsourced Services	(5,650)	(7,163)	-21.12%
Other Operating Costs/Expenses	(17,559)	(10,614)	65.43%
Employee Pension Plans	299	(73)	-
Depreciation and Amortization	(19,190)	(19,015)	0.92%
Amortization of Concession's Intangible	(4,407)	(4,278)	3.02%
	(55,133)	(48,479)	13.73%

EBITDA	176,574	179,389	-1.57%

EBIT	154,777	157,426	-1.68%

FINANCIAL INCOME (EXPENSE)
Financial Income	5,812	6,190	-6.11%
Financial Expenses	(57,497)	(53,524)	7.42%
Interest on Equity	-	-	-
	(51,685)	(47,334)	9.19%

INCOME BEFORE TAXES ON INCOME	103,092	110,092	-6.36%
Social Contribution	(9,830)	(9,896)	-0.67%
Income Tax	(27,094)	(27,457)	-1.32%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	66,168	72,739	-9.03%
Non-Controlling Shareholders' Interest	(1,501)	(1,403)	6.99%
Reversal of Interest on Equity	-	-	-
NET INCOME	64,667	71,336	-9.35%

1Q10 Results | May 11, 2010

11.5) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	1 Q10	1 Q09	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,464,655	2,909,604	19.08%
Electricity Sales to Distributors	16,681	32,552	-48.76%
Other Operating Revenues(1)	272,004	241,012	12.86%
	3,753,340	3,183,168	17.91%

DEDUCTIONS FROM OPERATING REVENUES	(1,290,984)	(1,146,565)	12.60%
NET OPERATING REVENUES	2,462,356	2,036,603	20.91%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,327,348)	(1,151,064)	15.31%

Electricity Network Usage Charges	(304,813)	(230,127)	32.45%
	(1,632,161)	(1,381,191)	18.17%
OPERATING COSTS AND EXPENSES
Personnel	(127,154)	(108,495)	17.20%
Material	(13,843)	(11,201)	23.59%
Outsourced Services	(86,504)	(74,850)	15.57%
Other Operating Costs/Expenses	(60,480)	(39,650)	52.53%
Employee Pension Plans	21,500	(846)	-
Depreciation and Amortization	(76,691)	(76,614)	0.10%
Amortization of Concession's Intangible	(4,919)	(5,259)	-6.47%
	(348,091)	(316,915)	9.84%

EBITDA	541,130	420,444	28.70%

EBIT	482,104	338,497	42.42%

FINANCIAL INCOME (EXPENSE)
Financial Income	76,188	98,450	-22.61%
Financial Expenses	(101,421)	(112,255)	-9.65%
Interest on Equity	-	-	-
	(25,233)	(13,805)	82.78%

INCOME BEFORE TAXES ON INCOME	456,871	324,692	40.71%
Social Contribution	(41,551)	(29,629)	40.24%
Income Tax	(113,574	(81,364)	39.59%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	301,746	213,699	41.20%
Non-Controlling Shareholders' Interest	(1,084)	(772)	40.41%
Reversal of Interest on Equity	-	-	-
NET INCOME	300,662	212,927	41.20%

Note: (1) TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

1Q10 Results | May 11, 2010

11.6) Economic-Financial Performance – Distributors (Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	1 Q10	1 Q09	Var.
Gross Operating Revenues	1,909,356	1,574,918	21.2%
Net Operating Revenues	1,254,659	1,018,203	23.2%
Cost of Electric Power	(858,429)	(714,473)	20.1%
Operating Costs & Expenses	(165,810)	(166,621)	-0.5%
EBIT	230,420	137,109	68.1%
EBITDA	247,940	173,692	42.7%
Financial Income (Expense)	(8,212)	(7,201)	14.0%
Income Before Taxes	222,208	129,908	71.1%
NET INCOME	146,906	85,279	72.3%

CPFL PIRATININGA
	1 Q10	1 Q09	Var.
Gross Operating Revenues	893,076	792,381	12.7%
Net Operating Revenues	580,190	487,550	19.0%
Cost of Electric Power	(363,307)	(312,304)	16.3%
Operating Costs & Expenses	(77,972)	(68,453)	13.9%
EBIT	138,911	106,793	30.1%
EBITDA	149,973	122,244	22.7%
Financial Income (Expense)	(5,826)	(6,822)	-14.6%
Income Before Taxes	133,085	99,971	33.1%
NET INCOME	88,018	66,010	33.3%

RGE
	1 Q10	1 Q09	Var.
Gross Operating Revenues	768,771	643,606	19.4%
Net Operating Revenues	508,978	414,280	22.9%
Cost of Electric Power	(338,284)	(280,366)	20.7%
Operating Costs & Expenses	(81,931)	(58,754)	39.4%
EBIT	88,763	75,160	18.1%
EBITDA	115,978	101,484	14.3%
Financial Income (Expense)	(10,515)	(2,056)	411.4%
Income Before Taxes	78,248	73,104	7.0%
NET INCOME	51,300	48,339	6.1%

CPFL SANTA CRUZ
	1 Q10	1 Q09	Var.
Gross Operating Revenues	74,303	69,860	6.4%
Net Operating Revenues	48,956	47,951	2.1%
Cost of Electric Power	(28,576)	(30,211)	-5.4%
Operating Costs & Expenses	(11,007)	(9,229)	19.3%
EBIT	9,373	8,511	10.1%
EBITDA	11,286	10,289	9.7%
Financial Income (Expense)	(656)	186	-452.7%
Income Before Taxes	8,717	8,697	0.2%
NET INCOME	5,655	5,746	-1.6%

1Q10 Results | May 11, 2010

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	1 Q10	1 Q09	Var.
Gross Operating Revenues	25,799	26,060	-1.0%
Net Operating Revenues	17,320	18,239	-5.0%
Cost of Electric Power	(9,582)	(11,326)	-15.4%
Operating Costs & Expenses	(3,961)	(3,874)	2.2%
EBIT	3,777	3,039	24.3%
EBITDA	4,664	3,989	16.9%
Financial Income (Expense)	(392)	391	-200.3%
Income Before Taxes	3,385	3,430	-1.3%
NET INCOME	2,245	1,998	12.4%

CPFL SUL PAULISTA
	1 Q10	1 Q09	Var.
Gross Operating Revenues	33,995	32,514	4.6%
Net Operating Revenues	22,401	22,391	0.0%
Cost of Electric Power	(14,257)	(12,979)	9.8%
Operating Costs & Expenses	(3,665)	(5,814)	-37.0%
EBIT	4,479	3,598	24.5%
EBITDA	5,145	4,295	19.8%
Financial Income (Expense)	115	571	-79.9%
Income Before Taxes	4,594	4,169	10.2%
NET INCOME	3,041	3,127	-2.8%

CPFL JAGUARI
	1 Q10	1 Q09	Var.
Gross Operating Revenues	32,069	29,100	10.2%
Net Operating Revenues	20,229	18,815	7.5%
Cost of Electric Power	(13,647)	(14,083)	-3.1%
Operating Costs & Expenses	(2,828)	(2,657)	6.4%
EBIT	3,754	2,075	80.9%
EBITDA	4,233	2,646	60.0%
Financial Income (Expense)	241	634	-62.0%
Income Before Taxes	3,995	2,709	47.5%
NET INCOME	2,813	1,576	78.5%

CPFL MOCOCA
	1 Q10	1 Q09	Var.
Gross Operating Revenues	18,970	17,160	10.5%
Net Operating Revenues	12,543	11,527	8.8%
Cost of Electric Power	(7,688)	(6,992)	10.0%
Operating Costs & Expenses	(2,228)	(2,323)	-4.1%
EBIT	2,627	2,212	18.8%
EBITDA	2,995	2,577	16.2%
Financial Income (Expense)	12	492	-97.6%
Income Before Taxes	2,639	2,704	-2.4%
NET INCOME	1,768	1,624	8.9%

1Q10 Results | May 11, 2010

11.7) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	1 Q10	1 Q09	Var.
Residential	1,810	1,745	3.8%
Industrial	1,351	1,261	7.2%
Commercial	1,133	1,066	6.3%
Others	846	813	4.1%
Total	5,142	4,885	5.2%

CPFL Piratininga
	1 Q10	1 Q09	Var.
Residential	833	794	4.8%
Industrial	709	656	8.1%
Commercial	475	447	6.4%
Others	234	228	2.7%
Total	2,251	2,125	5.9%

RGE
	1 Q10	1 Q09	Var.
Residential	489	452	8.3%
Industrial	594	531	11.9%
Commercial	306	280	9.1%
Others	520	531	-2.0%
Total	1,910	1,794	6.5%

CPFL Santa Cruz
	1 Q10	1 Q09	Var.
Residential	72	70	3.4%
Industrial	40	37	6.5%
Commercial	38	35	7.2%
Others	70	74	-5.7%
Total	220	217	1.5%

CPFL Jaguari(1)
	1 Q10	1 Q09	Var.
Residential	18	17	4.0%
Industrial	68	62	9.9%
Commercial	9	9	1.9%
Others	9	17	-48.2%
Total	104	105	-1.2%

CPFL Mococa
	1 Q10	1 Q09	Var.
Residential	15	15	2.5%
Industrial	16	14	13.3%
Commercial	7	6	6.0%
Others	13	12	8.3%
Total	51	47	7.6%

CPFL Leste Paulista
	1 Q10	1 Q09	Var.
Residential	20	19	2.8%
Industrial	18	16	12.9%
Commercial	9	9	5.8%
Others	21	20	2.1%
Total	67	64	5.5%

CPFL Sul Paulista
	1 Q10	1 Q09	Var.
Residential	27	26	3.2%
Industrial	35	35	2.2%
Commercial	12	12	5.4%
Others	22	22	-2.0%
Total	97	95	1.9%

Note: (1) Reduction in “Others” of CPFL Jaguari, due to the exclusion of the Cemirim Cooperative from the distributor’s market (Cemirim is now supplied by CPFL Paulista).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.